Exhibit 99.5

Postmedia Network Reports Second Quarter Results

April 9, 2015 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three and six months ended February 28, 2015.

Second Quarter Operating Results
Net loss in the quarter ended February 28, 2015 was $58.2 million compared to $25.3 million in the same period in the prior year. The increase was partially a result of increased foreign currency exchange losses of $24.1 million.

Operating loss in the quarter was $10.9 million as compared to $4.1 million in the same period in the prior year.

Operating income before depreciation, amortization, impairment and restructuring of $12.8 million in the quarter represents a decrease of $9.3 million, relative to the same period in the prior year. The decrease was the result of revenue declines of $17.0 million, offset by decreases in operating expenses of $7.8 million.

Revenue for the quarter was $145.4 million compared to $162.5 million in the prior year, a decrease of $17.0 million (10.5%). The decrease was primarily due to a decline in print advertising revenue of $14.4 million (16.0%) with the declines occurring across all categories, including national, local and insert advertising. Print circulation revenue decreased $2.0 million (4.3%) and digital revenue decreased $0.6 million (2.8%) relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $7.8 million (5.5%) relative to the same period in the prior year. Expense reductions occurred in most operating expense categories including compensation, newsprint, distribution and other operating expenses. Production expenses increased as a result of outsourcing of the production of the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015.

Year-to-Date Operating Results
Net loss in the six months ended February 28, 2015 was $68.5 million compared to $37.1 million in the same period in the prior year. The increase was primarily due to increased foreign currency exchange losses of $38.6 million.

Operating income for the six months ended February 28, 2015 was $7.1 million as compared to an operating loss of $1.8 million in the same period in the prior year. The increase in operating income was primarily as a result of a restructuring and other items expense decrease of $16.6 million.

Operating income before depreciation, amortization, impairment and restructuring for the six months ended February 28, 2015 was $58.5 million, a decrease of $9.7 million relative to the same period in the prior year. The decrease was the result of revenue declines of $41.5 million, offset by decreases in operating expenses of $31.8 million. The decrease in operating expenses was partially due to a compensation expense recovery totaling $13.8 million related to the Company’s Ontario Interactive Digital Media Tax Credit claim.

Revenue for the six months ended February 28, 2015 was $315.0 million, a decrease of $41.5 million (11.6%) relative to the same period in the prior year. The decrease was primarily due to a decline in print advertising revenue of $37.9 million (18.4%) with the declines occurring across all categories. Print circulation revenue decreased $4.2 million (4.3%) and digital revenue increased $0.1 million (0.3%) relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $31.8 million (11.0%) in the six months ended February 28, 2015, relative to the same period in the prior year. The decrease includes the claim for the Ontario Interactive Digital Media Tax credit as it primarily relates to previously recognized compensation expense. Excluding the recovery, operating expenses excluding depreciation, amortization, impairment and restructuring decreased $18.0 million, or 6.3%, as compared to the same period in the prior year. Expense reductions occurred in most operating expense categories including compensation, newsprint, distribution and other operating expenses. Production expenses increased as a result of the outsourcing of the production of the Calgary Herald in November 2013, the Montreal Gazette in August 2014, as well as both The Vancouver Sun and The Province in February 2015.

Business Transformation Initiatives
As announced in July 2012, the Company is implementing a three-year transformation program that is targeted to result in operating cost savings of 15%-20%. During the three months ended February 28, 2015, the Company implemented transformation initiatives which are expected to result in net annualized cost savings of approximately $19 million. This brings total net annualized cost savings, since the beginning of the program, to approximately $131 million representing approximately 19% of operating costs at the time the program was announced.

Credit Facility
As at February 28, 2015, the Company had no availability under its senior secured asset-based revolving credit facility as it failed to meet certain financial ratios that are required as a condition to borrowing.

Subsequent Events
On March 17, 2015 the Company completed an offering (the “Rights Offering”) which was previously announced on October 6, 2014 in connection with the equity financing of the Company’s acquisition of Sun Media Corporation’s (“Sun Media”) English language newspapers, speciality publications and digital properties (“Sun Media Acquisition”). A total of 240,972,226 shares will be issued in connection with the Rights Offering, for aggregate proceeds of $173.5 million.

On March 25, 2015 the Company received a no action letter from the Competition Bureau of Canada in respect of the Sun Media Acquisition. The no action letter confirms that the Competition Bureau does not, at this time, intend to challenge the proposed transaction before the Competition Tribunal under the merger provisions under the Competition Act. Closing of the transaction is expected on or about April 13, 2015.

Management Commentary
“As we ready Postmedia to take on greater scope and scale, with the addition of the Sun Media brands, our focus continues to be engaging audiences across four platforms and providing advertisers with innovative made in Canada marketing solutions,” said Paul Godfrey, President and CEO. “We look forward to welcoming our new employees and brands and together we will continue the transformation of Postmedia into a newsmedia organization poised to take on foreign-based digital giants.”

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the closing of the Sun Media Acquisition; the satisfaction or waiver of the conditions related to the Sun Media Acquisition and the issuance of the shares in accordance with the terms of the Rights Offering; the benefits to Postmedia from the Sun Media Acquisition; and the receipt by the Company of its Ontario Interactive Digital Media Tax Credit claim. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, the possibility that the Sun Media Acquisition will not close or that the conditions related to the issuance of the Notes, the exchange of the Equity Subscription Receipts for variable voting shares or the Sun Media Acquisition will not be satisfied or waived; the risks associated with the possible failure to realize the anticipated synergies in integrating the operations of the Sun Media publications with the operations of Postmedia; competition from digital and alternative forms of media; and the effect of economic conditions and structural changes in the industry on revenue. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended February 28,		For the six months ended February 28,
	2015	2014	2015	2014

Revenues
Print advertising	75,511	89,944	168,638	206,549
Print circulation	45,512	47,550	92,946	97,138
Digital	20,534	21,136	44,803	44,690
Other	3,888	3,854	8,572	8,085
Total revenues	145,445	162,484	314,959	356,462
Expenses
Compensation	66,510	72,048	120,659	146,006
Newsprint	6,001	7,402	13,176	16,522
Distribution	22,436	24,704	46,900	51,012
Production	11,208	9,023	22,570	18,125
Other operating	26,447	27,181	53,189	56,660
Operating income before depreciation, amortization, impairment and restructuring	12,843	22,126	58,465	68,137
Depreciation	9,515	11,169	21,547	24,396
Amortization	9,528	9,599	19,063	20,011
Impairment	-	-	1,843	-
Restructuring and other items	4,692	5,425	8,916	25,538
Operating income (loss)	(10,892)	(4,067)	7,096	(1,808)
Interest expense	17,878	15,605	33,189	31,338
Net financing expense related to employee benefit plans	1,353	1,404	2,781	2,808
(Gain) loss on disposal of property and equipment and asset held-for-sale	(7)	27	(740)	13
Gain on derivative financial instruments	(873)	(647)	(4,108)	(4,701)
Foreign currency exchange losses	28,975	4,834	44,447	5,829
Loss before income taxes	(58,218)	(25,290)	(68,473)	(37,095)
Provision for income taxes	-	-	-	-
Net loss attributable to equity holders of the Company	(58,218)	(25,290)	(68,473)	(37,095)

Loss per share attributable to equity holders of the Company
Basic	$(1.45)	$(0.63)	$(1.70)	$(0.92)
Diluted	$(1.45)	$(0.63)	$(1.70)	$(0.92)

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at February 28, 2015	As at August 31, 2014

Assets
Current Assets
Cash	19,210	30,490
Restricted cash	12,442	-
Accounts receivable	83,063	64,871
Inventory	1,612	2,294
Prepaid expenses and other assets	9,793	9,888
Total current assets	126,120	107,543
Non-Current Assets
Property and equipment	118,561	155,007
Asset held-for-sale	25,194	22,246
Derivative financial instruments	22,500	18,392
Other assets	4,921	17
Intangible assets	269,029	287,789
Goodwill	149,600	149,600
Total assets	715,925	740,594

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	62,909	59,073
Provisions	12,325	15,629
Deferred revenue	24,870	24,176
Current portion of long-term debt	12,500	12,500
Total current liabilities	112,604	111,378
Non-Current Liabilities
Long-term debt	512,839	473,800
Employee benefit obligations and other liabilities	153,204	143,157
Provisions	538	634
Deferred income taxes	681	681
Total liabilities	779,866	729,650

Equity
Capital stock	371,132	371,132
Contributed surplus	10,152	9,890
Deficit	(445,225)	(370,078)
Total equity	(63,941)	10,944
Total liabilities and equity	715,925	740,594

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended February 28,		For the six months ended February 28,
	2015	2014	2015	2014

Cash Generated (Utilized) by:
Operating Activities
Net loss attributable to equity holders of the Company	(58,218)	(25,290)	(68,473)	(37,095)
Items not affecting cash:
Depreciation	9,515	11,169	21,547	24,396
Amortization	9,528	9,599	19,063	20,011
Impairment	-	-	1,843	-
Gain on derivative financial instruments	(873)	(647)	(4,108)	(4,701)
Non-cash interest	855	1,480	1,635	2,965
(Gain) loss on disposal of property and equipment and asset held-for-sale	(7)	27	(740)	13
Non-cash foreign currency exchange losses	28,621	4,626	43,889	5,542
Share-based compensation plans and other long-term incentive plan expense	212	603	467	746
Net financing expense relating to employee benefit plans	1,353	1,404	2,781	2,808
Non-cash compensation expense of employee benefit plans	-	-	252	-
Employee benefit funding in excess of compensation expense	(172)	(2,136)	-	(2,517)
Net change in non-cash operating accounts	8,545	13,824	(16,157)	6,714
Cash flows from (used in) operating activities	(641)	14,659	1,999	18,882

Investing Activities
Net proceeds from the sale of property and equipment and asset held-for-sale	757	20	13,206	34
Purchases of property and equipment	(534)	(3,187)	(2,358)	(6,175)
Purchases of intangible assets	(169)	(1,258)	(303)	(1,956)
Cash flows from (used in) investing activities	54	(4,425)	10,545	(8,097)

Financing activities
Repayment of long-term debt	-	-	(6,250)	(6,250)
Restricted cash	-	-	(12,442)	-
Debt and notes subscription receipts financing costs	(20)	-	(2,190)	-
Rights offering transaction costs	(413)	-	(2,942)	-
Cash flows used in financing activities	(433)	-	(23,824)	(6,250)

Net change in cash for the period	(1,020)	10,234	(11,280)	4,535
Cash at beginning of period	20,230	35,113	30,490	40,812
Cash at end of period	19,210	45,347	19,210	45,347

Supplemental disclosure of operating cash flows
Interest paid	20,138	19,966	28,623	29,108
Income taxes paid	-	-	-	-